UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Perini Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
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                         (Title and Class of Securities)

                                    71383910
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                                 (CUSIP Number)


         Raymond R. Oneglia                          Edward B. Whittemore
            Vice Chairman            With a           Murtha Cullina LLP
        O&G Industries, Inc.        Copy to:              CityPlace I
           112 Wall Street                             185 Asylum Street
        Torrington, CT 06790                          Hartford, CT 06103
           (860) 496-4298                               (860) 240-6000
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            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                December 20, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided for in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO.                                                             713939108
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     1)   Name of Reporting Person                          O&G Industries, Inc.
          S.S. or I.R.S. I.D. No. of above person                     06-0479981

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        2) Check the Appropriate Box if a Member of a Group
               (a)                                                          [__]
                   ------------------------------------------------

               (b)                                                           [X]
                   ------------------------------------------------

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        3) SEC Use Only

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        4) Source of Funds                                                    WC

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     5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant toItems 2(d) or 2(e)                                     [__]

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     6)   Citizenship or Place of Organization                       Connecticut

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                  7)       Sole Voting Power                           1,802,941
 Number of                                  -----------------------
  Shares
Beneficially      8)       Shared Voting Power                                 0
                                              ---------------------
  Owned By
    Each
Reporting         9)       Sole Dispositive Power                      1,802,941
                                                 ------------------
Person With       10)      Shared Dispositive Power                            0
                                                   ----------------

--------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by
          Each Reporting Person                                        1,802,941

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     12)  Check Box if the Aggregate Amount in
          Row (11) Excludes Certain Shares                               [_____]

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     13)  Percent of Class Represented by Amount in Row (11)                7.0%
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     14)  Type of Reporting Person                                            CO
                                  ---------------------------------

          This Amendment No. 1 to Schedule 13D on the Common Stock of Perini Corporation, a Massachusetts corporation, is being filed on behalf of O&G Industries, Inc. ("O&G" or the "Reporting Person") to amend and update the
     Schedule 13D (the "Original Schedule 13D") originally filed by the Reporting Person on February 15, 2000. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 1. Security and Issuer.
        -------------------

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $1.00 per share ("Common Stock"), of Perini Corporation, a Massachusetts corporation (the "Issuer"), whose principal executive offices are located at 73 Mt. Wayte Avenue, Framingham, MA 01701.

     The Reporting Person is filing this Amendment No. 1 to Schedule 13D because it sold an aggregate of 700,000 shares of the Issuer's Common Stock on December 20, 2005 and January 4, 2006 in a secondary public offering registered by the Issuer on Form S-1 under the Securities Act of 1933 (SEC File No. 333-117344) (the "Public Offering"). The Reporting Person sold these shares pursuant to an underwriting agreement dated of December 14, 2005, by and among the Issuer, the Reporting Person and the other parties named as selling stockholders therein (the "Underwriting Agreement").

     As a result of O&G's sale of Common Stock of the Issuer in the Public Offering, O&G now beneficially owns 1,802,941, or approximately 7.0%, of the Issuer's issued and outstanding Common Stock.

Item 2. Identity and Background.
        -----------------------

     (a)-(c) and (f). This Amendment No. 1 to Schedule 13D is filed on behalf of O&G, which has its principal executive offices located at 112 Wall Street, Torrington, CT 06790. O&G is a diversified building materials and construction services company which is engaged in building general contracting, construction management and design/build services; heavy highway/civil and environmental remediation/construction services; and the manufacture and sale of building materials including redi-mix concrete, bituminous paving materials, quarried stone, sand and gravel and masonry products.

     The name, business address, principal occupation, address of employment and citizenship of each executive officer, director and controlling person of O&G are set forth in Schedule A attached hereto, which is hereby incorporated herein to this Item 2 by reference.

     (d) Neither O&G nor, to the best of its knowledge, any executive officer, director or controlling person of O&G named in Schedule A has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) Neither O&G nor, to the best of its knowledge, any executive officer, director or controlling person of O&G named in Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or


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



prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.
-----------------------------------------------------------

     As of the date of this statement, O&G beneficially owns 1,802,941, or approximately 7.0%, of the Issuer's issued and outstanding Common Stock. Other than 150,000 shares previously owned by O&G, all of these shares were acquired on March 29, 2000 pursuant to the terms of a securities purchase agreement dated February 5, 2000 by and among the Issuer, O&G and other parties purchasing shares of the Issuer's Common Stock pursuant to such agreement (the "Securities Purchase Agreement"). Please see Items 1, 3 and 5 of the Reporting Persons' Original Schedule 13D for further information, which are hereby incorporated by reference.

     The funds used by O&G for the 2000 purchase of shares of the Issuer's Common Stock consisted solely of O&G's working capital. No leverage or borrowed funds were used to purchase any of the shares of the Issuer's Common Stock which are the subject of this Amendment No. 1 to Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

     The Common Stock has been acquired by the Reporting Person for investment purposes. Subject to certain restrictions set forth in a Shareholders Agreement (described below in Item 6), the Reporting Person may sell some or all of the Common Stock, either in the open market or in private transactions depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, prospects for the Reporting Person's own businesses, general economic conditions and stock market conditions and further developments. The restrictions of the Shareholders Agreement are described in Item 6 below. The Shareholders Agreement will expire not later than March 29, 2006.

     Certain other arrangements with respect to corporate governance of the Issuer are set forth in the Securities Purchase Agreement, which was attached as
Exhibit 1 to the Reporting Person's Original Schedule 13D, and the Shareholders Agreement, which was attached as Exhibit 3 to the Original Schedule 13D, each of which is incorporated herein by reference from the Reporting Person's Original
Schedule 13D.

     Other than as described above or as set forth in the Securities Purchase Agreement or the Shareholders Agreement, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions or consequences described in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although O&G may in the future take actions which would have such consequences.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) As of the date of this Amendment No. 1, O&G is the record and beneficial owner of 1,802,941 shares of the Issuer's Common Stock. Based on information contained in the Issuer's Form 10-Q filed with the SEC on November 4, 2005, O&G now owns approximately 7.0% of the issued and outstanding shares of the Issuer's Common Stock.


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



     (b) O&G has the sole power to vote, or direct the vote of, and the sole power to dispose, of or direct the disposition of, 1,802,941 shares of the Issuer's Common Stock.

     (c) Other than the sale of 700,000 shares of the Issuer's Common Stock in the Public Offering, O&G has not effected any transactions in the Issuer's Common Stock during the past sixty (60) days.

     (d) O&G has the sole and exclusive right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of 1,802,941 shares of the Issuer's Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
         -----------------------------------------------------------------------

     In connection with the closing in March 2000 of the Securities Purchase Agreement, O&G, Tutor-Saliba, Ronald N. Tutor ("RNT") who serves as the president and chief executive officer of Tutor-Saliba and who owns or controls 100% of its voting stock, National Union, and the Issuer entered into a shareholders agreement (the "Shareholders Agreement") and a registration rights agreement (the "Registration Rights Agreement").

     For a complete description of the terms and provisions of the Shareholders Agreement and the Registration Rights Agreement, see Item 6 of the Reporting Person's Original Schedule 13D, which is hereby incorporated by reference.

     Except as outlined above in this Item 6, there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer between the Reporting Person and any other person. However, O&G anticipates that it may consult with Tutor-Saliba, National Union, and/or other shareholders of the Issuer with regard to the management and business of the Issuer from time to time in the future.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     A copy of the Securities Purchase Agreement was attached as Exhibit 1 to the Reporting Person's Original Schedule 13D. A copy of the form of Registration Rights Agreement was filed as Exhibit 2 to the Reporting Person's Original
Schedule 13D. A copy of the form of the Shareholders Agreement was filed as
Exhibit 3 to the Reporting Person's Original Schedule 13D. A copy of the Underwriting Agreement for the Public Offering was filed with the SEC on December 14, 2005 by the Issuer as Exhibit 1.1 to the Issuer's Post-Effective Amendment No. 4 to Form S-1 Registration Statement (File No. 333-117344). Each of these documents is hereby incorporated by reference into this Item 7.


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



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                           O&G INDUSTRIES, INC.


                                           By:   /s/ RAYMOND R. ONEGLIA
                                              --------------------------------
                                           Name:  Raymond R. Oneglia
                                           Title: Vice-Chairman

                                           Dated:  January 4, 2006


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



                                   SCHEDULE A

Item 2: Identity and Background of Directors, Executive Officers and Controlling Persons of O&G Industries, Inc.

1.       (a)    Raymond R. Oneglia
                (Director and Vice Chairman)

         (b-c) Present Principal Occupation and Business Address:

                Vice Chairman
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

2.       (a)    Gregory S. Oneglia
                (Director and Vice Chairman)

         (b-c) Present Principal Occupation and Business Address:

                Vice Chairman
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

3.       (a)    Robert G. Oneglia
                (Director and Vice Chairman)

         (b-c) Present Principal Occupation and Business Address:

                Vice Chairman
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

4.       (a)    David M. Oneglia
                (Director and President)

         (b-c) Present Principal Occupation and Residential Address:

                President
                O&G Industries, Inc.


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



                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

5.       (a)    Kenneth M. Merz
                (Secretary)

         (b-c) Present Principal Occupation and Business Address:

                Secretary
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

6.       (a)    Richard J. Hall
                (Chief Financial Officer)

         (b-c) Present Principal Occupation and Business Address:

                Chief Financial Officer
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

7.       (a)    Ernest J. Torizzo
                (Executive Vice President)

         (b-c) Present Principal Occupation and Business Address:

                Executive Vice President
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

8.       (a)    Maurice Hoben
                (Vice President)

         (b-c) Present Principal Occupation and Business Address:

                Vice President
                O&G Industries, Inc.


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



                112 Wall Street
                Torrington, CT  06790

         (f)    Citizenship: U.S.A.

9.       (a)    John R. Leventry
                (Vice President)

         (b-c) Present Principal Occupation and Business Address:

                Vice President
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

        (f)     Citizenship: U.S.A.


10.     (a)     Walter Koziol
                (Vice President)

        (b-c) Present Principal Occupation and Business Address:

                Vice President
                O&G Industries, Inc.
                112 Wall Street
                Torrington, CT  06790

        (g)     Citizenship: U.S.A.


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